

Mail Stop 4628

January 17, 2017

Frank A. Lodzinski
President and CEO
EarthStone Energy, Inc.
Oak Valley Resources, LLC
1400 Woodloch Forest Dr.
Suite 300
The Woodlands, TX 77380

> **Re: Earthstone Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 21, 2016**
> **File No. 001-35049**

Dear Mr. Lodzinski:

   We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   We note your disclosure that, in connection with the business combination contemplated by the contribution agreement, the currently outstanding common stock will be recapitalized, whereby the current holders of your common stock will receive newly issued Class A common stock on a one-for-one basis. Further, in connection with the business combination, Bold Energy will receive newly issued Class B common stock and such Class B common stock will be convertible into Class A common stock on a one-for-one basis. As a result, upon the closing of the transaction, stockholders of Earthstone and unitholders of Bold Energy are expected to own approximately 39% and 61%, respectively, of the combined company's then outstanding Class A and Class B common stock on a fully diluted basis. Please tell us whether you intend to register this transaction, or, alternatively, provide us with an analysis explaining whether the issuance of new securities in the reorganization

fundamentally alters the nature of the stockholders' investment such that it constitutes a "sale" or "offer" of the newly issued securities in exchange for the current shares of your common stock under Section 2(a)(3) and Rule 145 of the Securities Act. If you believe that an exemption would otherwise apply, please explain. For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations 539.01, which is available on our website.

2.   We note that the reserve data for Bold Energy provided in your filing was derived from an independent engineering report prepared by Ryder Scott Company. Additionally, we note that the Lynden Corp. reserve data was derived from Earthstone management's estimates under SEC guidelines as of December 31, 2015. Please supplementally provide us copies of such reports that served as the basis for the reserve data. We may have further comment.

3.   Please provide us copies of the "board books" and any other materials provided to the boards in connection with the proposed transaction, including all presentations made by the financial advisor.

Background of the Transaction, page 45

4.   We note the disclosure that on June 25, 2015 Earthstone met with Wells Fargo Securities to discuss potential acquisition targets and that Bold Energy was highlighted as a possible target. Please explain in more detail what alternative strategic transactions were considered, and why and how senior management came to believe that a transaction with Bold Energy would maximize Earthstone's value for the benefit of its shareholders.

5.   We note that on December 7, 2015 Earthstone and a representative of W.D. Von Gonten & Co. met to discuss technical subjects and operations pertaining to the Midland Basin and Bold's properties. Please revise to include additional details regarding this discussion with W.D. Von Gonten & Co.

Unaudited Pro Forma Condensed Combined Financial Information, page 106

6.   We note that your August 13, 2016 pre-filing correspondence indicates the entities to be merged are not under common control in advance of the transaction. However, we also note your disclosure under this heading, stating "Earthstone, Bold Holdings and Bold are each affiliates of funds controlled by EnCap." Please clarify your position on the subject of common control over the entities to be merged and explain the basis for your position. Please identify any factors that you considered beyond equity ownership at each level, and the weight given to such factors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

For questions regarding comments on engineering matters, you may contact Ronald Winfrey, Petroleum Engineer, at 202-551-3704.   You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3642 or, in his absence, me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources